

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 12, 2009

Mr. William Tay
President and Director
Empire Asia Resources Corp.
305 Madison Avenue, Suite 1166
New York, NY 10165

> **Re: Empire Asia Resources Corp.**
> **Form 10**
> **File No. 0-53682**
> **Filed May 26, 2009**

Dear Mr. Tay:

We have completed our review of your Form 10 and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director